                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2004

                         Commission File Number 1-31994

              SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
                 (Translation of Registrant's Name Into English)


                               18 Zhangjiang Road
                        Pudong New Area, Shanghai 201203
                           People's Republic of China
                    (Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

           Form 20-F  X  Form 40-F
                     ---

          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

          Yes ___  No  X
                      ---

          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

          Yes ___  No  X
                      ---

          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934):

          Yes ___  No  X
                      ---

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

Semiconductor Manufacturing International Corporation (the "Registrant") is furnishing under the cover of Form 6-K:

Exhibit 99.1: Press release dated March 31, 2004 relating enhancement of the Registrant's IP portfolio with Artisan's 0.15-Micron IP platform.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Semiconductor Manufacturing
                                 International Corporation


                                 By: /s/ Richard R. Chang
                                     ----------------------------------
                                     Name:  Richard R. Chang
                                     Title: Chairman of the Board, President and
                                            Chief Executive Officer

Date: April 1, 2004

                                  EXHIBIT INDEX

Exhibit        Description
-------        -----------

99.1: Press release dated March 31, 2004 relating enhancement of the Registrant's IP portfolio with Artisan's 0.15-Micron IP platform.

                                                                    Exhibit 99.1

Press release for immediate release                               March 31, 2004



        SMIC Enhances IP Portfolio With Artisan's 0.15-Micron IP Platform

SUNNYVALE, Calif. and SHANGHAI, China - March 31, 2004 -- Artisan Components, Inc., (Nasdaq: ARTI), a leading provider of physical intellectual property (IP) and Semiconductor Manufacturing International Corporation (NYSE: SMI and HKSE:
981), one of the leading semiconductor foundries in the world, today announced an agreement regarding Artisan's IP support of SMIC's 0.15-micron CMOS process. In addition to the 0.18-micron agreement announced in January of 2003, this agreement extends the relationship of SMIC and Artisan. SMIC commits to providing designers with solutions for advanced process technologies.

The agreement will allow Artisan's large user community to access SMIC's 0.15-micron process technology through Artisan's proven IP platform. The platform includes a selection of advanced SRAM, ROM and register-file generators as well as Artisan's SAGE-X(TM) Standard Cell Library. The 0.15-micron platform conforms to the Artisan design standard and will be delivered with Artisan's extensive set of views and models in support of industry leading EDA tools. Artisan plans to distribute the products under its Access Library Program on a worldwide basis at no charge to licensed design teams.

"SMIC continues to be active in expanding our high-quality IP support for our customers," said Richard Chang, president and CEO of SMIC. "This agreement with Artisan will also provide Artisan's thousands of users with access to advanced IC manufacturing in China. In addition, it will help us to better meet our customers' requirements in China as well as in the rest of the world."

"Artisan is pleased to extend our alliance with SMIC, they are demonstrating a strong commitment to our users," said Mark Templeton, Artisan's president and chief executive officer. "We are pleased that SMIC is supporting Artisan's solutions and look forward to working with them to offer compelling technologies to the world's leading IC design teams."

Product Availability
Front-end views for Artisan's 0.15-micron SMIC platform are expected to be available in the second quarter of 2004. Customers interested in Artisan's SMIC-based library products should contact SMIC at Design_Services@smics.com or Artisan via e-mail at eup_services@artisan.com.


Safe Harbor Statement
This press release contains forward-looking statements, including statements regarding the delivery of products by Artisan, the characteristics of such products, the future of the Artisan/SMIC relationship and the benefits of this relationship for IC design teams. Actual results may differ materially, and Artisan disclaims any obligation to update or correct this information. These statements are subject to various risks and uncertainties, including the demand for semiconductors and end user products that incorporate them, general economic conditions, competition, technical limitations, customer concentration, risks related to international operations and international intellectual property protection, the integration of SMIC's 0.15-micron process technology with Artisan products and whether there will be technical or other difficulties that delay or prevent the availability of 0.15-micron library products. We refer you also to the documents that Artisan files from time-to time with the Securities and Exchange Commission, in particular the section entitled "Factors Affecting Future Operating Results" in Artisan's annual report on form 10-K and its quarterly reports on Forms 10-Q. Artisan disclaims any obligation to update or correct the information contained in this press release as a result of financial, business or any other developments occurring after the date of the release.

About SMIC
SMIC is one of the leading semiconductor foundries in the world. As a foundry, SMIC fabricates semiconductors for customers based on their own or third parties' integrated circuit designs. SMIC was founded in April 2000 and currently offers a wide range of leading edge integrated wafer manufacturing services, including copper interconnects capabilities, to its global customer base. SMIC operates 8-inch wafer fabrication facilities in the Zhangjiang High-Tech Park in Shanghai, China and, as a result of a recent acquisition, an 8-inch wafer fab in Tianjin, China. In addition, SMIC is currently constructing 12-inch wafer fabrication facilities in Beijing, China.

About Artisan Components
Artisan Components, Inc. is a leading provider of physical intellectual property
(IP) components for the design and manufacture of complex system-on-a-chip integrated circuits. Artisan's products include embedded memory, standard cell, input/output, analog and mixed-signal components, which are designed to achieve the best combination of performance, density, power and yield for a given manufacturing process. Artisan has licensed its IP components to over 1,200 companies involved in integrated circuit design. Artisan is headquartered in Sunnyvale, California. More information about Artisan Components, including free library access, can be found at www.artisan.com.


###

Artisan Components and Artisan are registered trademarks of Artisan Components, Inc.
All other trademarks or registered trademarks are the property of their respective owners.

SMIC Contact:
Sarina Huang
Public Relations Department
Tel: 86-21-5080-2000 ext. 10356
Fax: 86-21-5080-2868


Artisan Contact:
Claudia Natalia
Artisan Components, Inc.                     Artisan Components, Inc.
Corporate Communications                     Investor Relations
(408) 548-3172                               (408) 548-3122
claudia@artisan.com